UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-15603

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

NATCO Group Inc.

Brookhollow Central III

2950 N. Loop West, Suite 700

Houston, Texas 77092

REQUIRED INFORMATION

The NATCO Group Profit Sharing and Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, also known as ERISA.

ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Annual Report on Form 11-K, the following financial statements of the Plan, notes to such financial statements, and Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report.

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Plan Benefits—as of December 31, 2004 and 2003

(c)	Statement of Changes in Net Assets Available for Plan Benefits—Year ended December 31, 2004

(d)	Notes to Financial Statements

(e)	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2004

Consent of BKD, LLP, the Independent Registered Accounting Firm for 2004, to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-111298) pertaining to the Plan is being filed as Exhibit 23.1 to this Report. The consent of the Plan’s former Independent Registered Accounting Firm to the incorporation by reference of its report dated June 28, 2004 with respect to the statement of net assets available for plan benefits of the NATCO Group Profit Sharing and Savings Plan as of December 31, 2003 is being filed at Exhibit 23.2 to this report.

EXPLANATORY NOTE

In June 2005, the Administration Committee of the NATCO Group Profit Sharing and Savings Plan retained BKD, LLP as the new independent registered public accounting firm for the audit of the Plan’s financial statements of this plan as of and for the year ended December 31, 2004. The audit report prepared by the predecessor auditor, KPMG LLP for the year ended December 31, 2003, has been included in this Annual Report on Form 11-K, as well as a current consent from KPMG LLP to the incorporation by reference of that report in the Registration Statement on Form S-8, as noted above, and filed herewith as Exhibit 23.2.

During the year ended December 31, 2003, through June 2005, there have been no disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure, or accounting scope or procedure pertaining to the NATCO Group Profit Sharing and Savings Plan.

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Index

Page
Report of Independent Registered Public Accounting Firm—BKD, LLP	1

Report of Independent Registered Public Accounting Firm—KPMG LLP	2

Financial Statements:

Statements of Net Assets Available for Plan Benefits, as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Plan Benefits, Year ended December 31, 2004	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year), as of December 31, 2004	9

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Signature	10

Index to Exhibits	11

Exhibit 23.1—Consent of Independent Public Registered Accounting Firm—BKD, LLP

Exhibit 23.2—Consent of Independent Public Registered Accounting Firm—KPMG LLP

Report of Independent Registered Public Accounting Firm

Audit Committee and NATCO Group Inc. Employee

    Benefits Administration Committee

NATCO Group Profit Sharing and Savings Plan

Houston, Texas

We have audited the accompanying statement of net assets available for plan benefits of the NATCO Group Profit Sharing and Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of NATCO Group Profit Sharing and Savings Plan as of and for the year ended December 31, 2003, were audited by other accountants whose report dated June 28, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of NATCO Group Profit Sharing and Savings Plan as of December 31, 2004, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/    BKD, LLP

Houston, Texas

June 17, 2005

Federal Employer Identification Number: 44-0160260

Report of Independent Registered Public Accounting Firm

The NATCO Group Employee Benefits Administration Committee:

We have audited the accompanying statement of net assets available for plan benefits of the NATCO Group Profit Sharing and Savings Plan (the Plan) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

June 28, 2004

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments	$46,953,738	$40,805,611
Employer contributions receivable	105,396	118,693
Participant contributions receivable	128,832	117,759

Net assets available for plan benefits	$47,187,966	$41,042,063

See accompanying notes to financial statements.

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2004

Investment income:
Dividends	$642,714
Interest	263,434
Net appreciation in fair value of NATCO Group Inc. common stock	160,214
Net appreciation in fair value of registered investment companies	3,157,918
Net appreciation in fair value of Personal Choice Account	35,503

4,259,783

Contributions:
Employer	1,635,803
Participant	3,096,535
Rollovers	176,306

4,908,644

Deductions:
Benefits paid to participants	3,006,425
Administrative expenses	16,099

3,022,524

Net increase	6,145,903
Net assets available for plan benefits, beginning of year	41,042,063

Net assets available for plan benefits, end of year	$47,187,966

See accompanying notes to financial statements.

(1)	Description of the Plan

The following description of the NATCO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of the Plan’s sponsor, National Tank Company (the Company), a wholly owned subsidiary of NATCO Group Inc., and adopting affiliates who have three months of continuous service and are age 18 or older. The Plan was amended and restated effective January 1, 2002 and as further amended. The Plan is administered by the NATCO Group Inc. Employee Benefits Administration Committee (the Committee) appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). J.P. Morgan Chase is the trustee of the Plan, replacing UMB Bank, N.A. in December 2003. The assets of the Plan are held and invested by J.P. Morgan Chase, American Century Investments, Schwab Institutional Investments, and SEI Trust Company. Certain assets of the Plan totaling $1,099,143 were transferred from the former trustee, UMB Bank, N.A., to the new trustee, J.P. Morgan Retirement Plan Services, L.L.C., in December 2003. J.P. Morgan/American Century Retirement Plan Services is the record keeper for the Plan.

(b)	Contributions

Each year, participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined by the Plan document, to the Plan. Participant contributions up to 3% of each participant’s compensation are matched 100% by the Company, with an additional 2% of each participant’s compensation matched at 50%. The Company may also contribute an additional matching contribution to the Plan at the discretion of the Company’s Board of Directors equal to such amount determined at it’s discretion as a percentage of each participant’s compensation. In no event shall the aggregate employer matching contributions for any Plan year exceed 6% of the participant’s compensation. In addition, the Company may make an employer discretionary contribution at the discretion of the Company’s Board of Directors. The employer discretionary contribution is allocated to participants based on the ratio of their compensation to all eligible participants’ compensation. The Company’s Board of Directors did not elect to make an employer additional matching contribution or discretionary contribution for the 2004 Plan year. Employer contributions may be made either in NATCO Group Inc. common stock, cash or a combination of both. During 2004, all employer contributions were made in cash.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the Internal Revenue Code.

Employees are permitted to roll over funds held in other qualified plans into the Plan, as specified in the Plan document.

(c)	Investment Options

Each participant can elect to invest all or a portion of his or her contributions among any of the available registered investment companies or the common/collective trust offered by American Century Investments or NATCO Group Inc. common stock. Participants may also invest up to 50% of their account through the Schwab Personal Choice Retirement Account (Personal Choice Account) offered by Schwab Institutional Investments. The Personal Choice Account allows participants to invest in additional registered investment companies and individual stocks subject to certain minimum balance requirements and other restrictions, as defined in the Plan document.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer matching contributions and allocations of the employer discretionary contributions, if any, and Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is limited to that which can be provided from the participant’s vested account.

(e)	Vesting

Each participant’s pre-tax contributions, after-tax contributions from prior plans, rollovers, employer contributions and the earnings thereon are fully vested beginning January 1, 1999. Vesting in employer contributions prior to January 1, 1999 and the earnings on such contributions is based on years of continuous service. A participant is fully vested after four years of continuous service.

Forfeitures are used by the Company to reduce future employer matching contributions.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of the lesser of $50,000 (reduced by the highest outstanding balance of loans from the Plan in the prior twelve months) or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period of one to five years, unless the loan qualifies as a principle residence loan, for which the term may be greater than five years, as specified under the Plan.

(g)	In-service Withdrawals

While employed, a participant may make withdrawals from their after-tax and rollover accounts and certain prior plan accounts, as defined in the Plan document. Certain additional in-service withdrawals are permitted upon attainment of age 59-1/2 and proven financial hardship.

(h)	Payment of Benefits

Upon retirement, death, or disability, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their account or, if vested benefits exceed $5,000, defer distribution until normal retirement age or death. Participants with holdings in NATCO Group Inc. common stock may request the distribution from the NATCO Group Inc. Common Stock fund in the form of common stock.

(i)	Reclassifications

Certain reclassifications have been made to the 2003 financial statement to conform to the 2004 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation and Income Recognition

Investments in registered investment companies and common stocks are valued at fair value, based upon quoted market values. Participant loans are valued at cost which approximates fair value. The Plan’s investment in the common/collective trust fund is stated at contract value.

The American Century Stable Asset Fund (the Fund), which is a common/collective trust, is valued at $1 per unit. The Fund invests a substantial portion of its assets in synthetic guaranteed investment contracts, bank investment contracts and investment contracts (the Contracts). The contracts are recorded at contract value which approximates fair value. For the year ended December 31, 2004, the annual rate of return for the American Century Stable Asset Fund was 3.37%.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation in fair value of NATCO Group Inc. common stock, registered investment companies, and the Personal Choice Account include realized gains (losses) from the sale of investments and unrealized appreciation (depreciation) resulting from changes in market value.

(c)	Risks and Uncertainties

The Plan, through its participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

(d)	Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

All cost and expenses of administering the Plan are paid by the Company, except transaction expenses incurred by participants withdrawing loans or investing in the Personal Choice Account, which are charged to the accounts of participants initiating such transactions.

(3)	Investments

The Plan’s investments are held by American Century Investments. The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2004	2003
Registered Investment Companies
Balanced Fund	$2,856,211	$2,640,774
Equity Index Fund	3,051,496	2,707,513
Heritage Fund	5,196,455	4,947,947
Ultra Fund	10,752,998	9,625,182
Vista Fund	4,442,508	3,810,551
Equity Growth	2,369,364	1,754,753
Other investments under 5%	9,940,910	7,853,685

	38,609,942	33,340,405

Common Stock
NATCO Group Inc. Common Stock Fund	1,117,372	1,105,271

Common/Collective Trust Fund
Stable Asset Fund	5,408,815	4,728,927

Participant Loans	1,817,609	1,631,008

Total investments	$46,953,738	$40,805,611

(4)	NATCO Group Inc. Common Stock and Voting Rights

The NATCO Group Inc. common stock fund consists of shares of NATCO Group Inc. common stock and interest bearing cash.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the trustee as directed by the Committee.

Participants also have voting rights with respect to their investments in NATCO Group Inc. common stock through the Personal Choice Account.

(5)	Plan Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on January 22, 2003, which states that the Plan is designed to be qualified under Section 401(a) of the Internal Revenue Code (IRC), and the related trust is, therefore, exempt from taxation under Section 501(a) of the IRC. The document submitted for determination has been subsequently amended. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the assets of the Plan may be used exclusively for the benefit of participants and their beneficiaries. Upon termination of the Plan, participants become 100% vested.

(7)	Party-in-Interest Transactions

Certain Plan investments are shares of NATCO Group Inc. common stock. As NATCO Group Inc. is the parent company of the Plan’s sponsor, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of registered investment companies’ funds and a common/collective trust fund issued by American Century Investments. As American Century Investments is an affiliate of J.P. Morgan/American Century Retirement Plan Services, the Plan’s recordkeeper, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

The Plan incurs expenses related to administration and record keeping. The Plan sponsor pays these expenses and certain auditing fees related to the Plan.

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issue	Description of investment	Current value
*	American Century Investments	Balanced Fund	$2,856,211
*	American Century Investments	Diversified Bond Fund	1,615,364
*	American Century Investments	Equity Growth Fund	2,369,364
*	American Century Investments	Equity Index Fund	3,051,496
*	American Century Investments	Heritage Fund	5,196,455
*	American Century Investments	International Growth Fund	2,073,748
*	American Century Investments	Small Cap Value Fund	2,114,443
*	American Century Investments	Stable Asset Fund	5,408,815
*	American Century Investments	Strategic Allocation: Aggressive Fund	776,661
*	American Century Investments	Strategic Allocation: Moderate Fund	753,069
*	American Century Investments	Strategic Allocation: Conservative Fund	251,722
*	American Century Investments	Ultra Fund	10,752,998
*	American Century Investments	Value Fund	1,604,842
*	American Century Investments	Vista Fund	4,442,508
*	NATCO Group Inc.	NATCO Group Inc. Common Stock	1,117,372
	Schwab Institutional	Personal Choice Account Investments	751,061
*	Participant Loans	Interest rates between 5.00% and 10.5%	1,817,609

			$46,953,738

*	Indicates transactions with a party-in-interest.

See accompanying Report of Independent Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the NATCO Group Profit Sharing and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATCO Group Profit Sharing and Savings Plan

Date: June 29, 2005	By:	/S/ RYAN S. LILES
Ryan S. Liles
Member—NATCO Group Inc. Employee Benefits Administration Committee

Index to Exhibits

The following document is filed as part of this report.

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm—BKD, LLP

23.2	Consent of Independent Registered Public Accounting Firm—KPMG LLP